Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye
-Stillwater”,”the Company” and/or “the Group”)
Exhibit 99.1
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780
Tel +27 11 278 9600 • Fax +27 11 278 9863
Website www.sibanyestillwater.com
MARKET RELEASE
Redemption of the US$450,000,000 1.875 per cent convertible bonds due 2023 completed
Johannesburg, 21 October 2020. Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) announced on
18 September 2020 that its wholly owned subsidiary, Sibanye Gold Limited (the “Issuer”), had exercised its option in respect of its US$450,000,000 1.875 per cent convertible bonds due 2023 (the “Bonds”) to redeem all outstanding Bonds on 19 October 2020 (the “Optional Redemption Date”) at their principal amount, together with accrued but unpaid interest up to (but excluding) the Optional Redemption Date, and an optional redemption notice was issued to all holders of the Bonds (“Bondholders”) on
18 September 2020 (the “Optional Redemption Notice”).

Sibanye-Stillwater confirms that in response to the Optional Redemption Notice, US$383,000,000 of the
US$383,800,000 outstanding Bonds have been converted by Bondholders. Pursuant to this conversion by
Bondholders, 247,912,467 ordinary shares of the Company (“Shares”) have been issued and listed on the
Johannesburg Stock Exchange over the last two weeks, resulting in a total number of 2,925,001,704 Shares currently in issue. The new Shares issued will rank pari passu with the existing Shares of the Company in issue. The remaining Bonds, amounting to US$800,000, were redeemed by the Issuer in cash at par value plus an accrued coupon, resulting in an aggregate cash consideration of US$800,958.33 being paid to
Bondholders.

“The successful early conversion of the Bonds concludes a key element of the funding for the value accretive Stillwater acquisition concluded in May 2017. It materially reduces debt levels and financing costs for the Group, improving our capital structure and increasing our financial flexibility, allowing for a continuation of superior returns to shareholders. We are delighted with the exceptional progress made by the Group over the last three years and look forward to further improving our sustainability whilst appropriately rewarding our investors”, Sibanye-Stillwater Chief Financial Officer Charl Keyter commented.

Ends.
Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

Ends.
FORWARD LOOKING STATEMENTS
The information in this announcement may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These
forward-looking statements, including, among others, those relating to Sibanye Stillwater Limited’s
(“Sibanye-Stillwater” or the “Group”) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater.

All statements other than statements of historical facts included in this announcement may be forward-
looking statements. Forward-looking statements also often use words such as “will”, “forecast”,
“potential”, “estimate”, “expect” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer.
Readers are cautioned not to place undue reliance on such statements.

The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, our future business prospects; financial positions; debt position and our ability to reduce debt leverage; business, political and social conditions in the United States, South Africa, Zimbabwe and elsewhere; plans and objectives of management for future operations; our ability to obtain the benefits of any streaming arrangements or pipeline financing; our ability to service our bond instruments; changes in assumptions underlying Sibanye-Stillwater’s estimation of their current mineral reserves and resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past, ongoing and future acquisitions, as well as at existing operations; our ability to achieve steady state production at the Blitz project; the success of Sibanye-Stillwater’s business strategy; exploration and development activities; the ability of Sibanye-Stillwater to comply with requirements that they operate in a sustainable manner;
changes in the market price of gold, PGMs and/or uranium; the occurrence of hazards associated with underground and surface gold, PGMs and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretations thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs;
fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; the ability to hire and retain senior management or sufficient technically skilled employees, as well as their ability to achieve sufficient representation of historically disadvantaged South Africans in management positions; failure of information technology and communications systems; the adequacy of insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s operations; and the impact of HIV, tuberculosis and the spread of other contagious diseases, such as coronavirus (“COVID-19”). Further details of potential risks and uncertainties affecting Sibanye-Stillwater are described in Sibanye-Stillwater’s filings with the
Johannesburg Stock Exchange and the United States Securities and Exchange Commission.

These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).